PROSPECTUS

                                 INFINITY, INC.


                         260,800 Shares of Common Stock





     The shares of common stock are being offered by certain selling shareholders.




     The common stock is traded in the over-the-counter market and is quoted on the Nasdaq Small-Cap Market (Symbol: IFNY). On January 8, 2001, the closing price of the common stock was $7.125.




     This investment involves a high degree of risk. You should purchase shares only if you can afford a complete loss. See "Risk Factors" beginning on page 4.




     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.





















                                January 8, 2001

                              TABLE OF CONTENTS

                                                                  PAGE

COMPANY SUMMARY . . . . . . . . . . . . . . . . . . . . . . . . .   3

RISK FACTORS. . . . . . . . . . . . . . . . . . . . . . . . . . .   3

RECENT EVENTS . . . . . . . . . . . . . . . . . . . . . . . . . .  10

USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . .  10

SELLING SHAREHOLDERS. . . . . . . . . . . . . . . . . . . . . . .  11

PLAN OF DISTRIBUTION. . . . . . . . . . . . . . . . . . . . . . .  12

DESCRIPTION OF SECURITIES . . . . . . . . . . . . . . . . . . . .  14

LEGAL MATTERS . . . . . . . . . . . . . . . . . . . . . . . . . .  15

EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  15

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . .  15

AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . .  15































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


                               COMPANY SUMMARY

     Infinity is primarily engaged in providing oil and gas well services and in the identification, acquisition, and development of oil and gas properties. One of our subsidiaries provides services associated with the drilling and completion of oil and gas wells, including cementing, acidizing, fracturing, nitrogen pumping and water hauling. Through other subsidiaries, we are also engaged in the acquisition and development of oil and gas properties. We are currently producing oil from an enhanced oil recovery project in the Cherokee Basin and from conventional oil production in the Owl Creek Field. Both of these projects are in Eastern Kansas. We have also acquired interests in the Green River Basin of South West Wyoming and the Piceance Basin of Colorado for the purpose of producing coal bed methane gas, and we are working to develop these properties.

     Our corporate offices are located at 211 West 14th Street, Chanute, Kansas 66720. Our telephone number is (316) 431-6200.


                                  RISK FACTORS

     Investing in the shares is very risky. You should be able to bear a complete loss of your investment. In deciding whether to purchase the shares, you should carefully consider the following factors, among others, as well as other information contained in this prospectus, our most recent annual report on Form 10-KSB, and the other documents incorporated by reference into this prospectus:

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY BE UNABLE TO ACHIEVE LONG-TERM PROFITABILITY.

     We recorded an operating loss in both of our last two fiscal years. Our ability to achieve a profit from operations will depend on whether we can successfully develop our oil and gas properties. Because of the risks related to developing these properties, we cannot assure you that Infinity will achieve operating income.

THE STOCK WE HOLD IN EVERGREEN RESOURCES IS A LARGE PART OF OUR ASSETS AND IS SUBJECT TO CHANGES IN MARKET VALUE.

     We hold 325,000 shares of Evergreen Resources, Inc. common stock, whose shares are now traded on the New York Stock Exchange. These shares represent a substantial portion of our assets. As a result of market fluctuations, the value of these shares change on a daily basis. We have used these shares as collateral for loans which limits our ability to sell these shares without incurring additional costs for terminating the loans.

OIL AND GAS PRICES ARE VOLATILE, AND AN EXTENDED DECLINE IN PRICES WOULD HURT OUR ABILITY TO ACHIEVE PROFITABLE OPERATIONS.

     Our future oil and gas revenues, operating results, profitability, future rate of growth and the carrying value of oil and gas properties will depend heavily on prevailing market prices for oil and gas. We expect the market for oil and gas to continue to be volatile. Any substantial or extended decline in the price of oil or gas would have a material adverse effect on our financial condition and results of operations. It could reduce our cash flow

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

and borrowing capacity, as well as the value and the amount of our oil and gas reserves. Most of Infinity's proved reserves are natural gas. Therefore, we will be more directly impacted by volatility in the price of natural gas. Various factors beyond our control will affect prices of oil and gas, including:

     *  worldwide and domestic supplies of oil and gas;

     * the ability of the members of the Organization of Petroleum Exporting Countries to agree to and maintain oil prices and production controls;

     * political instability or armed conflict in oil or gas producing regions;

     *  the price and level of foreign imports;

     *  worldwide economic conditions;

     *  marketability of production;

     *  the level of consumer demand;

     *  the price, availability and acceptance of alternative fuels;

     *  the availability of pipeline capacity;

     *  weather conditions; and

     *  actions of federal, state, local and foreign authorities.

These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of oil and gas.

     Infinity will review the carrying value of our oil and gas properties under the full cost accounting rules of the Securities and Exchange Commission. Under these rules, capitalized costs of proved oil and gas properties may not exceed the present value of estimated future net revenues from proved reserves, discounted at 10%. Application of the ceiling test generally requires pricing future revenue at the unescalated prices in effect as of the end of each fiscal quarter and requires a write-down for accounting purposes if the ceiling is exceeded, even if prices were depressed for only a short period of time. We may be required to write down the carrying value of our oil and gas properties when oil and gas prices are depressed or unusually volatile. If a write-down is required, it would result in a charge to earnings, but would not impact cash flow from operating activities. Once incurred, a write-down of oil and gas properties is not reversible at a later date.

DEVELOPMENT OF OUR COALBED METHANE PROJECTS WILL REQUIRE LARGE AMOUNTS OF
CAPITAL.

     Development of our coalbed methane properties will require large capital expenditures. Infinity currently does not have any sources of additional financing other than its credit facilities. We cannot be sure that any additional financing will be available to us on acceptable terms. Future cash

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flows and the availability of financing will be subject to a number of variables, such as:

     * the success of our coal bed methane projects in the Green River Basin of Wyoming and the Piceance Basin of Colorado;

     *  Infinity's success in locating and producing new reserves;

     *  the level of production from existing wells; and

     *  prices of oil and natural gas.

     Issuing equity securities to satisfy our financing requirements could cause substantial dilution to existing shareholders. Debt financing could lead to:

     * a substantial portion of our operating cash flow being dedicated to the payment of principal and interest;

     * Infinity being more vulnerable to competitive pressures and economic downturns; and

     *  restrictions on our operations.

     We are also considering entering into a partnership with another oil and gas company or companies in which we would maintain a carried or reduced working interest in the coal bed methane properties to provide the funds for future capital needs on the projects. However this would reduce our ownership and control over the project and could significantly reduce future revenues generated from gas production.

     If projected revenues were to decrease due to lower oil and natural gas prices, decreased production or other reasons, and if we could not obtain capital, our ability to execute development plans or maintain production levels could be greatly limited.

INFORMATION CONCERNING OUR RESERVES AND FUTURE NET REVENUE ESTIMATES IS
UNCERTAIN.

     There are numerous uncertainties inherent in estimating quantities of proved oil and natural gas reserves and their values, including many factors beyond our control. Estimates of proved undeveloped reserves, which comprise nearly all of our reserves, are by their nature uncertain. Although we believe they are reasonable, actual production, revenues and reserve expenditures will likely vary from estimates, and these variances may be material.

     Estimates of oil and natural gas reserves, by necessity, are projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that are difficult to measure. The accuracy of any reserve estimate is a function of the quality of available data, engineering and geological interpretations and judgment. Estimates of economically

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recoverable oil and natural gas reserves and future net cash flows necessarily depend upon a number of variable factors and assumptions, all of which may in fact vary considerably from actual results.

     In addition, investors should not construe the present value as the current market value of the estimated oil and natural gas reserves attributable to our properties. The estimated discounted future net cash flows from proved reserves are based on prices and costs as of the date of the estimate, in accordance with applicable regulations, whereas actual future prices and costs may be materially higher or lower. Many factors will affect actual future net cash flows, including:

     *  the amount and timing of actual production;

     *  supply and demand for natural gas;

     * curtailments or increases in consumption by natural gas purchasers; and

     *  changes in governmental regulations or taxation.

THE OIL AND GAS EXPLORATION BUSINESS INVOLVES A HIGH DEGREE OF BUSINESS AND FINANCIAL RISK.

     The business of exploring for and developing oil and gas properties is an activity that involves a high degree of business and financial risk. Property acquisition decisions generally are based on various assumptions and subjective judgments that are speculative. Although available geological and geophysical information can provide information about the potential of a property, it is impossible to predict accurately the ultimate production potential, if any, of a particular property or well. The successful completion of an oil and gas well does not ensure a profit on investment. A variety of factors, both geological and market-related, can cause a well to become uneconomic or only marginally economic.

OUR BUSINESS IS SUBJECT TO OPERATING HAZARDS THAT COULD RESULT IN SUBSTANTIAL LOSSES.

     The oil and natural gas business involves operating hazards such as well blowouts, craterings, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks, any of which could cause substantial losses. In addition, we may be liable for environmental damage caused by previous owners of property it owns or leases. As a result, we may face substantial liabilities to third parties or governmental entities, which could reduce or eliminate funds available for exploration, development or acquisitions or cause Infinity to incur losses.
An event that is not fully covered by insurance -- for instance, losses resulting from pollution and environmental risks, which are not fully insured -- could have a material adverse effect on our financial condition and results of operations.

EXPLORATORY DRILLING IS AN UNCERTAIN PROCESS WITH MANY RISKS.

     Exploratory drilling involves numerous risks, including the risk that we will not find any commercially productive natural gas or oil reservoirs. The

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cost of drilling, completing and operating wells is often uncertain, and a number of factors can delay or prevent drilling operations, including:

     *  unexpected drilling conditions;

     *  pressure or irregularities in formations;

     *  equipment failures or accidents;

     *  adverse weather conditions;

     *  compliance with governmental requirements; and

     * shortages or delays in the availability of drilling rigs and the delivery of equipment.

     Infinity's future drilling activities may not be successful, nor can we be sure that our overall drilling success rate will not decline. Unsuccessful drilling activities could have a material adverse effect on our results of operations and financial condition.

INFINITY MAY FACE UNANTICIPATED WATER DISPOSAL COSTS.

     We believe that the water produced from the Green River Basin coal seams will not exceed certain levels and will continue to be low in total dissolved solids, in many cases meeting state and federal potable water standards. We intend to use injection wells to dispose of water into underground rock formations. If water of lesser quality is discovered or our wells produce water in excess of the limits of its permitted facilities, we may have to drill additional disposal wells to re-inject the produced water back into the underground rock formations. If we cannot obtain permits, water of lesser quality is discovered, the wells produce excess water or new laws or regulations require water to be disposed of in a different manner, the costs to dispose of this produced water will increase, which could have a material adverse effect on our operations in this area.

OUR BUSINESS WILL DEPEND ON TRANSPORTATION FACILITIES OWNED BY OTHERS.

     The marketability of gas production will depend in part on the availability, proximity and capacity of pipeline systems owned by third parties. Federal and state regulation of gas and oil production and transportation, tax and energy policies, changes in supply and demand, pipeline pressures, and general economic conditions could adversely affect our ability to produce, gather and transport natural gas.

THE OIL AND GAS INDUSTRY IS HEAVILY REGULATED.

     Federal, state and local authorities extensively regulate the oil and gas industry. Legislation and regulations affecting the industry are under constant review for amendment or expansion, raising the possibility of changes that may affect, among other things, the pricing or marketing of oil and gas production. Noncompliance with statutes and regulations may lead to substantial penalties, and the overall regulatory burden on the industry increases the cost of doing business and, in turn, decreases profitability. State and local authorities regulate various aspects of oil and gas drilling and production activities, including the drilling of wells (through permit and

                                      7
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bonding requirements), the spacing of wells, the unitization or pooling of oil and gas properties, environmental matters, safety standards, the sharing of markets, production limitations, plugging and abandonment, and restoration.

INFINITY MUST COMPLY WITH COMPLEX ENVIRONMENTAL REGULATIONS.

     Infinity's operations are subject to complex and constantly changing environmental laws and regulations adopted by federal, state and local governmental authorities. New laws or regulations, or changes to current requirements, could have a material adverse effect on our business. State, federal and local environmental agencies have relatively little experience with the regulation of coal bed methane operations, which are technologically different from conventional oil and gas operations. This inexperience has created uncertainty regarding how these agencies will interpret air, water and waste requirements and other regulations to coal bed methane drilling, fracture stimulation methods, and production and water disposal operations.
We will continue to be subject to uncertainty associated with new regulatory interpretations and inconsistent interpretations between state and federal agencies. We could face significant liabilities to the government and third parties for discharges of oil, natural gas or other pollutants into the air, soil or water, and we could have to spend substantial amounts on investigations, litigation and remediation. We cannot be sure that existing environmental laws or regulations, as currently interpreted or enforced, or as they may be interpreted, enforced or altered in the future, will not materially adversely affect our results of operations and financial condition. As a result, we may face material indemnity claims with respect to properties we own or have owned.

     Our well service operations routinely involve the handling of significant amounts of waste materials, some of which are classified as hazardous substances. Our operations and facilities are subject to numerous environmental laws, rules and regulations of the United States and other countries, including laws concerning:

     * the containment and disposal of hazardous substances, oilfield waste and other waste materials;

     *  the use of underground storage tanks; and

     *  the use of underground injection wells.

     Laws protecting the environment are becoming stricter. Sanctions for failure to comply with these laws, rules and regulations, many of which may be applied retroactively, may include:

     *  administrative, civil and criminal penalties;

     *  revocation of permits; and

     *  corrective action orders.

     In the United States, environmental laws and regulations typically impose strict liability. Strict liability means that in some situations we could be exposed to liability for cleanup costs and other damages as a result of our conduct that was lawful at the time it occurred or conduct of prior operators or other third parties. Cleanup costs, natural resource damages and other

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damages arising as a result of environmental laws, and costs associated with changes in environmental laws and regulations, could be substantial and could have a material adverse effect on our consolidated results of operations.
From time to time, claims have been made against us and our subsidiaries under environmental laws. Changes in environmental regulations may also negatively impact oil and natural gas exploration and production companies, which in turn could have a material adverse effect on us.

THE OIL AND GAS INDUSTRY IS HIGHLY COMPETITIVE.

     Major oil companies, independent products, institutional and individual investors are actively seeking oil and gas properties throughout the world, along with the equipment, labor and materials required to operate properties. Many of our competitors have financial and technological resources vastly exceeding those available to Infinity. Many oil and gas properties are sold in a competitive bidding process in which we may lack technological information or expertise available to other bidders. We cannot be sure that we will be successful in acquiring and developing profitable properties in the face of this competition.

OUR OILFIELD SERVICES BUSINESS IS AFFECTED BY INDUSTRY ACTIVITY LEVELS.

     Demand for our oilfield services depends on oil and gas industry activity and expenditure levels that are directly affected by trends in oil and natural gas prices. A prolonged downturn in oil and gas prices could have a material adverse effect on our results of operations and financial condition. Demand for our products and services is particularly sensitive to the level of development, production and exploration activity of, and the corresponding capital spending by, oil and natural gas companies in our area. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of other factors that are beyond our control. Any prolonged reduction in oil and natural gas prices will depress the level of exploration, development and production activity. Lower levels of activity result in a corresponding decline in the demand for our oil and gas well services which could have a material adverse effect on our revenues and profitability. Factors affecting the prices of oil and natural gas include:

     *  government regulations;

     *  global weather conditions;


     * worldwide political, military and economic conditions; including the ability of OPEC to set and maintain production levels and prices for oil and gas;

     *  the level of production by non-OPEC countries;

     * the policies of governments regarding the exploration for and production and development of their oil and natural gas reserves; and

     *  the level of demand for oil and natural gas.

Historically, the markets for oil and gas have been volatile and are likely to continue to be so in the future.

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

WE DEPEND ON KEY PERSONNEL.

     Infinity's success will depend on the continued services of its executive officers and a limited number of other senior management and technical personnel. Loss of the services of any of these people could have a material adverse effect on our operations. Infinity maintains "key man" life insurance on the lives of Stanton E. Ross, Jeffrey L. Dale and Jon D. Klugh, but only in the amount of $250,000 each. Infinity does not have employment agreements with any of its executive officers.

INFINITY DOES NOT PAY DIVIDENDS.

     Infinity has never declared or paid any dividends on our common stock and we have no intention to do so in the near future.

                                 RECENT EVENTS

     Infinity has continued to expand its Coal Bed Methane acreage through a subsidiary with the acquisition of 16,000 acres in the Piceance Basin in Northwestern Colorado. This acreage adds a third Coal Bed Methane Project to our inventory of undeveloped leasehold. We acquired 100% of the working interest in a lease that requires the drilling of a total of five wells within the first five years of the lease.

     Analysis of the relevant geology involved reveals coal thickness exceeding 200 feet beneath some parts of the property, with average thickness estimated at more than 100 feet. Management believes that development depths are similar to those of our Pipeline project in Wyoming and are compatible with the well servicing capabilities of our Consolidated Oil Well Services, Inc. subsidiary.

     Infinity has also continued to expand its acreage position within its Pipeline project through the acquisition of an additional 9,000 acres of leasehold. This brings our total acreage to 24,000 acres in the Pipeline project located in the Green River Basin of Wyoming. The Company has obtained permits to drill wells on this acreage and expects to begin drilling operations on a pilot project during January 2001. The pilot project will include ten production wells and two injection wells. Based on the success of the pilot project we expect to begin development of the Pipeline acreage in the first quarter of the fiscal year ending March 31, 2002.

     Infinity has now acquired the right to develop the coalbed methane potential of approximately 65,000 acres including the Piceance Basin acreage, the Pipeline acreage and 25,000 acres in the Labarge prospect, which is also located in the Green River Basin of Wyoming.

                               USE OF PROCEEDS

     Infinity will not receive any proceeds from the sale of the common stock by the selling shareholders.

     To the extent that any of the options held by selling shareholders, the shares underlying which are to be offered by this prospectus, are exercised, up to approximately $188,760 may be received by Infinity. Any net proceeds received from the exercise of the options will be used for general corporate purposes.

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                            SELLING SHAREHOLDERS

     The securities being offered hereby are 260,800 shares being offered for resale by certain shareholders. A portion of those shares are issuable upon exercise of options held by selling shareholders. The shares are being offered for the account of the shareholders in the table below and their donees or pledgees.

     The following table sets forth information concerning the selling shareholders, including the number of shares currently held by each selling shareholder, the number of shares issuable upon the exercise of options and the number of shares offered by each selling shareholder.

     Infinity has no knowledge of the intentions of any selling shareholder to actually sell any of the securities listed under the columns "Shares Offered." There are no material relationships between any of the selling shareholders and Infinity.

                                  Beneficial Ownership Before Offering
                                  ------------------------------------
                                   Number of      Shares
                                    Shares       Issuable
                                   Currently   Upon Exercise   Shares
                                     Held       of Options     Offered
                                   ----------  -------------  --------

     Michael Votiky                   7,500             0       7,500
     Larry Phillips                  16,300             0      12,500
     Antelope Energy Company         13,600             0      13,600
     Coyote Exploration Company      13,600             0      13,600
     Melange Associates, Inc.        13,600             0      13,600
     SPGF Placement ET Geston        20,000             0      20,000
       Fiduciare SA
     James Cane                      40,000             0      40,000
     Nick Cane                       20,000             0      20,000
     Mark Depew                      25,800             0      25,000
     Irv Strickstein                111,250             0      50,000
     John C. Garrison                 5,000        20,000*     20,000
     Jerry Falkner                        0        20,000      20,000

     * Excludes 31,250 shares underlying options held by Mr. Garrison which were granted under a stock option plan.

     The beneficial ownership of the selling shareholders after the offering would be zero, except as follows:

     *  Larry Phillips will hold 3,800 shares.

     *  Mark Depew will hold 800 shares.

     *  Irv Strickstein will hold 61,250 shares.

     * John C. Garrison will beneficially own 36,250 shares including 5,000 shares held directly and 31,250 underlying stock options.

     The information concerning the selling shareholders may change from time to time and will be set forth in supplements to this prospectus.

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                              PLAN OF DISTRIBUTION

     The purpose of this prospectus is to permit the selling shareholders to offer and sell up to 260,800 shares at such times and at such places as they choose. The decision to sell any shares is within the sole discretion of the holders thereof.

     The distribution of the shares by selling shareholders may be effected from time to time in one or more transactions. Any of the shares may be offered for sale, from time to time, by the selling shareholders, or by permitted transferees or successors of the selling shareholders, in the over-the-counter market, or otherwise, at prices and on terms then obtainable, at fixed prices, at prices then prevailing at the time of sale, at prices related to such prevailing prices, or in negotiated transactions at negotiated prices or otherwise. The securities may be sold by one or more of the following:

     *  Through underwriters, or through underwriting syndicates.

     * Through one or more dealers or agents (which may include one or more underwriters), including, but not limited to:

          a. Block trades in which the broker or dealer act as principal to facilitate the transactions.

          b. Purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus.

          c.   Ordinary brokerage transactions.

          d.   Transactions in which the broker solicits purchasers.

     *  Directly to one or more purchasers

     *  A combination of these methods.

     The names of any underwriters or agents involved in the sale of the securities will be set forth in a prospectus supplement.

     In connection with the distribution of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of shares in the course of hedging the positions they assume with the selling shareholders. The selling shareholders may also sell shares short and redeliver the shares to close out such short positions. The selling shareholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealers or other financial institutions of the securities, which shares such broker-dealers or financial institutions may resell pursuant to this prospectus, as supplemented or amended to reflect this transaction. The selling shareholders may also pledge the securities registered hereunder to a broker-dealer or other financial institution and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus, as supplemented or amended to reflect such transaction. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

     The selling shareholders or their underwriters, dealers or agents may sell the securities to or through underwriters, dealers or agents, and such underwriters, dealers or agents may receive compensation in the form of discounts or concessions allowed or reallowed. Underwriters, dealers, brokers or other agents engaged by the selling shareholders may arrange for other such persons to participate. Any fixed public offering price and any discounts and concessions may be changed from time to time. Underwriters, dealers and agents who participate in the distribution of the securities may be deemed to be underwriters within the meaning of the Securities Act, and any discounts or commissions received by them or any profit on the resale of shares by them may be deemed to be underwriting discounts and commissions thereunder. The proposed amounts of securities, if any, to be purchased by underwriters and the compensation, if any, of underwriters, dealers or agents will be set forth in a prospectus supplement.

     Unless granted an exemption by the Commission from Rule 10b-6 under the Exchange Act, or unless otherwise permitted under Rule 10b-6A, the selling shareholders will not engage in any stabilization activity in connection with Infinity's securities, will furnish each broker or dealer engaged by the selling shareholders and each other participating broker or dealer the number of copies of this prospectus required by such broker or dealer, and will not bid for or purchase any securities of Infinity or attempt to induce any person to purchase any of the securities other than as permitted under the Exchange Act.

     Infinity will not receive any proceeds from any sales of the securities, but will receive the proceeds from any exercise of the options held by the selling shareholders. Such proceeds, if any, will be used for general corporate purposes.

     Infinity shall use its best efforts to prepare and file with the Commission such amendments and supplements to the registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of the securities covered by the registration statement for the period required to effect the distribution of such securities.

     Infinity is paying certain expenses (other than commissions and discounts of underwriters, dealers or agents) incident to the offering and sale of the securities to the public, which are estimated to be approximately $5,000. If Infinity is required to update this prospectus during such period, it may incur additional expenses in excess of the amount estimated above.

     In order to comply with certain states' securities laws, if applicable, the securities will be sold in such jurisdictions only through registered or licensed brokers or dealers. In certain states the securities may not be sold unless they have been registered or qualify for sale in such state or an exemption from registration or qualification is available and is complied with.

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                            DESCRIPTION OF SECURITIES

     Infinity has 305,000,000 authorized shares of stock, consisting of 300,000,000 shares of common stock, having a par value of $.0001 per share, and 5,000,000 shares of preferred stock, having no par value.

COMMON STOCK

     As of January 8, 2001, there were 3,170,087 shares of common stock outstanding. All such outstanding shares of common stock are fully paid and nonassessable. Each share of common stock has an equal and ratable right to receive dividends when declared by the Board of Directors of Infinity out of assets legally available for that purpose and subject to the dividend obligations of Infinity to holders of any preferred stock then outstanding.

     In the event of a liquidation, dissolution or winding up of Infinity, the holders of common stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, and subject to any prior rights of any holders of preferred stock outstanding at that time.

     The holders of common stock have no preemptive, subscription, conversion or redemption rights, and are not subject to further calls or assessments of Infinity. Each share of common stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted.

PREFERRED STOCK

     Preferred stock may be issued from time to time in one or more series, and the board of directors, without further approval of the stockholders, is authorized to fix the dividend rates and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The purpose of authorizing the board of directors to determine such rights, preferences, privileges and restrictions is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of common stock and, under some circumstances, make it more difficult for a third party to gain control of Infinity. No shares of preferred stock have been designated for issuance.

OPTIONS

     Infinity is registering the common stock issuable upon the exercise of certain options pursuant to the registration statement of which this prospectus is a part. These options were issued to two consultants to the Company, and are exercisable at prices ranging from $3.00 to $6.438 per share.







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                                LEGAL MATTERS

     The legality of the shares offered hereby are being passed upon for Infinity by Krys Boyle Freedman & Sawyer, P.C., 600 17th Street, Suite 2700 South, Denver, Colorado 80202. Jon D. Sawyer, a shareholder in Krys Boyle Freedman & Sawyer, P.C., beneficially owns 100,784 shares of Infinity's common stock.

                                    EXPERTS

     The audited financial statements included in Infinity's Annual Report for the fiscal year ended March 31, 2000 incorporated by reference in this prospectus have been audited by Sartain Fischbein & Co., independent certified public accountants, to the extent and for the periods set forth in their report, incorporated by reference herein, and are incorporated herein in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by Infinity with the Commission are incorporated herein by reference:

     (a) Infinity's annual report on Form 10-KSB for the fiscal year ended March 31, 2000 (SEC File No. 0-17204.)

     (b) Infinity's quarterly report on Form 10-QSB for the quarter ended June 30, 2000 (SEC File No. 0-17204).

     (c) Infinity's quarterly report on Form 10-QSB for the quarter ended September 30, 2000 (SEC File No. 0-17204)

     (d) The description of Infinity's shares contained in the registration statement on Form 8-A (SEC File No. 0-17204) filed on November 16, 1993.

     All reports and other documents subsequently filed by Infinity with the SEC pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Exchange Act, prior to the filing of a post-effective amendment which indicates that all securities covered by this prospectus have been sold or which deregisters all such securities then remaining unsold, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents.

                            AVAILABLE INFORMATION

     Infinity is subject to certain informational reporting requirements of the Exchange Act and in accordance therewith files reports and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the SEC at 450 Fifth Street,

N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. The SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this prospectus.

     Infinity has filed with the SEC in Washington, DC a registration statement under the 1933 Act with respect to the securities offered or to be offered hereby. This prospectus does not contain all of the information included in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the SEC. For further information about Infinity and the securities offered hereby, reference is made to the registration statement and the exhibits thereto. The registration statement has been filed electronically through the SEC's Electronic Data Gathering, Analysis and Retrieval System and may be obtained through the SEC's Web site (http://www.sec.gov.).

     Infinity will provide without charge to each person to whom this prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits.
Requests should be made to Infinity, 211 West 14th, Chanute, Kansas 66720, telephone (316) 431-6200, and directed to the attention of Jon D. Klugh, Chief Financial Officer.

































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